Talisman and Ecopetrol Announce Hydrocarbon Discovery in Block CPO-9, Colombia

CALGARY, ALBERTA--(Marketwired - Nov. 21, 2014) - Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) affiliate Talisman (Colombia) Oil & Gas Ltd., ("Talisman") and Ecopetrol S.A. (BVC: ECOPETROL NYSE: EC; TSX: ECP) have proven the presence of hydrocarbons in the Nueva Esperanza-1 exploratory well (A2b), located in block CPO-9, Department of Meta, Colombia.

The Nueva Esperanza-1 well was spudded on July 18, 2014 and reached total depth at 12,056 feet on September 26, 2014. During an initial 8-day flow test using an electro submersible pumping system, 309 feet of perforations in the T2 formation stabilized at a daily flow rate of 910 barrels of 8 degrees API crude oil with less than 2% water cut during the last day of flow.

Talisman and Ecopetrol are jointly analyzing the results and will file an application with the Colombian authorities to place the Nueva Esperanza-1 well on long-term test. Approval has been granted to drill two down-dip appraisal wells, the first of which, Nueva Esperanza-2, started drilling operations on November 16.

Nueva Esperanza-1 is the second oil discovery made by Talisman and Ecopetrol in Block CPO-9, following the discovery of hydrocarbons in the Akacias structure in 2010. In accordance with Colombian regulations, the partners declared commerciality of the Akacias Field in December 2013 and currently await receipt of a development license.

The Nueva Esperanza structure is adjacent to, and along the same structural trend as, the Akacias Field. Additional exploration wells along the continuation of this trend are planned.

Ecopetrol S.A. is the operator of Block CPO-9 with a 55% interest and Talisman (Colombia) Oil & Gas Ltd. (TCOG) has a 45% interest in the license.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media and General Inquiries
Brent Anderson
Manager, Corporate Communications
403-237-1912
tlm@talisman-energy.com

OR

Shareholder and Investor Inquiries
Lyle McLeod
Vice-President, Investor Relations
403-767-5732
tlm@talisman-energy.com
www.talisman-energy.com

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Forward-Looking Information

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: planned drilling; an objective to report volumetric results, and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The factors or assumptions on which the forward-looking information is based include: projected capital investment levels; flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Undue reliance should not be placed on forward looking information. Forward looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward looking information contained in this release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; health, safety, security and environmental risks, including risks, uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); changes in general economic and business conditions; and the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld. The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward looking information should circumstances or management's estimates or opinions change, except as required by law.

Unless the context indicates otherwise, references in this news release to "Talisman" include the directs for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and the partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

As used in the context of this news release, long-term testing indicates continuous well production going to market at the most recent weekly average. A permit for long term testing is required for a well to produce oil until the permit for full field development has been granted.

The term "commerciality" is used in this release as it is used in the Block CPO-9 license ("License"). A declaration of commerciality is a written declaration by the licensees to the state regulator that declares the licensees' unconditional decision to proceed with commercial exploration of a discovery. Upon filing a declaration of commerciality, a discovery becomes a commercial field under the terms of the License.

Production volumes are stated on a 100% interest basis prior to the deduction of royalties and similar payments.